UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 4
to
SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
QIAO XING MOBILE COMMUNICATION CO., LTD.
(Name of the Issuer)
Qiao Xing Universal Resources, Inc.
Mr. Rui Lin Wu
(Name of Person(s) Filing Statement)
Ordinary Shares, without par value
(Title of Class of Securities)
G7303A109
(CUSIP Number of Class of Securities)
Aijun Jiang, CFO
Qiao Xing Science Industrial Park
Tang Quan
Huizhou City, Guangdong,
People’s Republic of China 516023
011-86-752-2820-268 (telephone)
jiangaijun@qiaoxing.com.hk (email)
011-86-752-2820-268 (facsimile)
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on
Behalf of Persons Filing Statement)
With copies to:
Christopher M. Forrester, Esq.
Celeste S. Ferber, Esq.
Morrison & Foerster LLP
755 Page Mill Road
Palo Alto, CA 94304
650-813-5600
650-494-0792 (facsimile)
This statement is filed in connection with (check the appropriate box):
☐	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b. The filing of a registration statement under the Securities Act of 1933.

☐	c. A tender offer.

☑	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$76,770,485.90	$5,473.74

*	Calculated solely for purposes of determining the filing fee. The filing fee was calculated based on the sum of (i) US$0.80 (the proposed cash portion of the purchase price for each Qiao Xing Mobile Communication Co., Ltd. (“QXM”) ordinary share listed on The New York Stock Exchange and not currently held by Qiao Xing Universal Resources, Inc. (“XING”)) multiplied by 20,816,292 (the number of such shares outstanding as of September 23, 2010 that are subject to the transaction) and (ii) US$2.89 (the estimated value of 1.9 shares of XING common stock based on the average of high and low prices of XING’s common stock on the Nasdaq Global Market on October 19, 2010, issuable for each QXM ordinary share) multiplied by 20,816,292 (the number of such shares outstanding as of September 23, 2010 that are subject to the transaction).

**	The filing fee, calculated in accordance with Rule 0-11(b) under the United States Securities Exchange Act of 1934, equals $0.00007130 multiplied by the Transaction Valuation.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $5,473.74 Form or Registration No.: Schedule 13E-3 Filing Party: Qiao Xing Universal Resources, Inc. Date Filed: October 22, 2010

INTRODUCTION
Item 16: Exhibits.
SIGNATURE
EXHIBIT INDEX

INTRODUCTION
     This Amendment No. 4 (this “Amendment No. 4”) to the Rule 13e-3 transaction statement on Schedule 13E-3 originally filed on October 22, 2010 (as amended prior to the date hereof, the “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the United States Securities Exchange Act of 1934 by Qiao Xing Universal Resources, Inc., a British Virgin Islands business company (“XING”) and Mr. Rui Lin Wu.
     This Amendment No. 4 is being filed with the SEC solely to amend Item 16 of the Schedule 13E-3 to add as exhibit (a)(5)(ii) the press release issued by the Company and filed with the SEC on Form 6-K on March 28, 2011. The press release announces a conference call on March 31, 2011 at 8:00 am EDT (8:00 pm Beijing Time) to discuss the Scheme of Arrangement (the “Scheme”) which was proposed by XING in September 2010, as well as the shareholders meeting of Qiao Xing Mobile Communication Co. Ltd. (“QXM”) to be held on April 7, 2011 for the shareholders of QXM (other than XING) to consider and vote on the Scheme.
     Except as set forth in this Amendment No. 4, all information in the Schedule 13E-3 remains unchanged.
Item 16: Exhibits.
     *(a)(1) Form of Scheme Document
     *(a)(5)(i) Press Release dated September 8, 2010 (incorporated herein by reference to the report on Form 6-K filed by XING on September 8, 2010)
     (a)(5)(ii) Press Release dated March 28, 2011 (incorporated herein by reference to the report on Form 6-K filed by XING on March 28, 2011)
     (b) Not applicable
     (c) Not applicable
     (d) Not applicable
     (e) Not applicable
     (f) Not applicable
     *(g)(1) Form of Proxy for the Court Meeting (incorporated herein by reference to Appendix C to the Scheme Document)

*	Previously filed.

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SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Xing Universal Resources, Inc.

Dated: March 28, 2011	By:	/s/ Aijun Jiang
Name: Aijun Jiang
Title: Chief Financial Officer

Dated: March 28, 2011	By:	/s/ Rui Lin Wu
Name: Rui Lin Wu
Title: Chairman

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EXHIBIT INDEX

Exhibit Number	Description
     *(a)(1) Form of Scheme Document
     *(a)(5)(i) Press Release dated September 8, 2010 (incorporated herein by reference to the report on Form 6-K filed by XING on September 8, 2010)
     (a)(5)(ii) Press Release dated March 28, 2011 (incorporated herein by reference to the report on Form 6-K filed by XING on March 28, 2011)
     (b) Not applicable
     (c) Not applicable
     (d) Not applicable
     (e) Not applicable
     (f) Not applicable
     *(g)(1) Form of Proxy for the Court Meeting (incorporated herein by reference to Appendix C to the Scheme Document)

*	Previously filed.

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